STEPHEN A. ZRENDA, JR., P.C.
ATTORNEYS AND COUNSELORS AT LAW
6303 N.Portland
Suite 300
OKLAHOMA CITY, OK 73112

Telephone: (405) 721-7300	Fax (405) 601-0802
e-mail: zrendaesq@aol.com

February 22, 2011

Anne Nguyen Parker
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.

Re:	Tuffnell Ltd.
Form 10-K for Fiscal Year Ended September 30, 2010
Filed January 12, 2011
File No. 0-53610

Dear Ms. Parker,

As we discussed by telephone today, with Carolyn Kim, Esq., please be advised that Tuffnell Ltd. will file an amendment to its Form 10-K annual report with the U.S. Securities and Exchange Commission on or before March 1, 2011.

Thank you for your assistance and cooperation regarding this matter.

Very truly yours,

STEPHEN A. ZRENDA, JR., P.C.

Stephen A. Zrenda, Jr.